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                              December 8, 2020

       Jessica L. Thomas
       Chief Financial Officer
       Mechanical Technology, Incorporated
       325 Washington Avenue Extension
       Albany, NY 12205

                                                        Re: Mechanical
Technology, Incorporated
                                                            Amendment No. 1 to
Registration Statement on Form 10
                                                            Filed November 25,
2020
                                                            File No. 000-06890

       Dear Ms. Thomas:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment to Form 10-12G filed November 25, 2020

       Financial Statements for the Three and Nine Month Periods Ended September 30, 2020
       Note 1. Nature of Operations, page F-6

   1. Please refer to our prior comment 3. Based upon your net income for the year ended
                                                        December 31, 2019, it
appears that your acquisition of Giga Watt is significant to your financial statements.
Please respond to the following:
                                                            Revise to clearly
describe your accounting for the acquisition under ASC 805,
                                                            including whether
it is an asset acquisition or business acquisition. Additionally, it remains unclear why
an acquisition that you indicate will provide the cornerstone of your new
cryptocurrency mining operation is comprised only of leasehold improvements.
Please adequately explain.
                                                            We also noted your
disclosure on page F-8 that you are assuming certain contractual obligations of Giga
Watt related to existing leases and utility power supply as part of
 Jessica L. Thomas
Mechanical Technology, Incorporated
December 8, 2020
Page 2
          the acquisition. Please tell us how you have recorded these obligations as part of your purchase accounting.
            Explain how you recorded the intellectual property and other property acquired as part of your purchase accounting.
            Lastly, tell us how you concluded you did not need to provide audited financial statements of the acquiree under Rule 8-04 of Regulation S-X. In doing so, provide us with the results of your significance tests. If significant, please note that it would also be necessary to provide pro forma information pursuant to Rule 8-05 of
          Regulation S-X.

       You may contact Julie Sherman at 202-551-3640 or Kevin Kuhar at 202-551-3662 if you
have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Joe McCann at 202-551-6262 with any other questions.



                                                            Sincerely,
FirstName LastNameJessica L. Thomas
                                                            Division of
Corporation Finance
Comapany NameMechanical Technology, Incorporated
                                                            Office of Life
Sciences
December 8, 2020 Page 2
cc:       Penny Somer-Greif, Esq.
FirstName LastName